Man Investments

November 14, 2008

BEST AVAILABLE COPY

08006027

SEC Mail Processing Section
NOV 17 2008
Washington, DC
101

SUPPL

Securities and Exchange Commission
450 Fifth Street
Washington, DC 20549

Re: File No. 82-4214 – Man Group plc

Ladies and Gentlemen:

On behalf of Man Group plc and in accordance with Rule 12g3-2(b) under the Securities Exchange Act of 1934, enclosed please find copies of public announcements made by Man Group plc. These announcements were also sent to the London Stock Exchange for its information. Please contact the undersigned at (312) 881-6823, if you have any questions to the enclosed material.

Kindly stamp the enclosed copy of this letter to acknowledge receipt and return it to me in the self-addressed envelope provided.

Sincerely yours,

Keith Kendrick
Compliance Officer

cc: Barry Wakefield (w/ Encl.)

PROCESSED
DEC 01 2008
THOMSON REUTERS

Man Investments Inc.
123 N. Wacker Drive
28th Floor
Chicago, IL 60606-1743
USA
Tel +1 (312) 881 6800
Fax +1 (312) 881 6700

www.maninvestments.com
Member, NASD and SIPC

225 years
A tradition of innovation

Established 1783

Man Group plc

Man Group plc
Interim Report 2008

for the half year to 30 September 2008

Distribution network

Our worldwide distribution network brings us significant competitive advantage.

- Our institutional investor sales team continues to grow, and is focused on delivering products to the largest and most sophisticated professional investors.
- Our expanding network of regional sales offices is responsible for servicing new markets and maintaining and expanding our distributor relationships.
- Our distribution network offers us scale, flexibility and efficiency.

Priorities for the current year

- Regional office network
- Americas, the Middle East and the Far East
- MI Trade

Investor services

Investor services are an essential part of our growth strategy.

- Strong product sales and low redemption rates reflect the quality of our investor services.
- We focus equally on expanding our investor base and serving existing investors.
- Quality investor services are a key component of long-term, sustainable shareholder value.

Priorities for the current year

- Scalability through automation
- Redemption rates
- Web-based investor services

Governance and risk management

Our corporate reputation is fundamental to our business.

- Our governance procedures are an essential component of the investment management and group approach to maintaining a high quality, sustainable business.
- Maintaining corporate integrity is the responsibility of everyone in the Group.
- Risk management is an essential competency at the portfolio manager, business and group level.

Priorities for the current year

- Capital optimisation
- Regulatory changes
- Corporate responsibility







Growth through performance

Our strategy is to achieve excellence in investment management, by providing a wide range of alternative investment capabilities, through offering robust and durable products, to a global investor base.

We execute our strategy through five core components of our business, the integration and mix of which is unique to Man.

Our people operate globally to source, structure and deliver a broad range of investment products and services to our institutional investors and distributors.

Our global relationships and capital strength allow us to grow our existing core investment managers and develop new sources of investment to sustain our leadership position.

Long-term investment performance drives asset growth.

Our strategy differentiates our business and is the foundation for sustained and profitable growth.

People

Our people are our key asset.

- Attracting, motivating and retaining talented people is a key focus of senior management across the Group.
- Our people have a direct impact on the success of our business, investors and shareholders.
- Our share programmes ensure that our people think and act as long-term shareholders in the Company.

Priorities for the current year

- Networking and collaboration
- Training and development
- Recruitment and mobility

Product breadth

We have an extensive and flexible range of investment products to meet the requirements of investors worldwide.

- We use our ownership or preferred access to a wide range of portfolio managers to offer long-term differentiated investment performance.
- Product breadth is an important driver of shareholder value: it helps maintain margins and extends the maturity profile of our funds under management.
- Our strong capital position can be used to acquire, seed and develop managers to grow our investment capacity and breadth.

Priorities for the current year

- Environmental capital opportunities
- Credit products
- Open-ended products



Man is a world leading alternative investment managem
business. With a broad range of funds for institutional an
private investors globally, it is known for its performance
innovative product design and investor service. Man
manages USD68 billion and employs over 1,800 people
in 13 countries.

The original business was founded in 1783 and this year
it celebrates its 225th anniversary. Today the parent
company, Man Group plc, is listed on the London Stock
Exchange and is ranked in the top 50 companies of the
FTSE 100 Index.

Financial Highlights

The six months ended 30 September 2008 saw extraordinary levels of turmoil in the financial markets. Against this challenging backdrop, Man delivered robust performance, with sales in the first half of $10.2 billion, redemptions remaining low and our regulatory capital surplus maintained. Whilst the bulk of Man's product range performed as well as or better than relevant benchmarks for the calendar year to 30 September, negative investment and FX movements and the active management of risk by core investment managers resulted in a decline in funds under management.

Funds under management (FUM) down 9% from March 2008

Net sales of $4.2 billion offset by investment performance of –$5.9 billion, FX of –$2.7 billion and degearing and other of –$2.6 billion.

Available liquidity resources

Consisting of cash ($1.7 billion) and undrawn committed facilities ($2.4 billion).

Gross revenue (plus income from affiliates) down 1% from first half of prior year

Gross management and other fee income up 13%, gross performance fee income down 41%.

Profit before tax down 24% from first half of prior year

Excluding the accelerated amortisation of MGS sales commissions*, profit before tax was $708 million.

Diluted earnings per share (EPS)

Down 16% from the first half of the prior year. Excluding the accelerated amortisation of MGS sales commissions*, EPS down 3% to 33.2 cents.

Interim dividend

Maintained at same level as the prior year interim dividend. Payable at the rate of 11.89 pence per share, up 30% from prior year.

Post-tax return on equity – continuing operations (annualised)

Down from 33.1% for first half of prior year, reflecting lower performance fee income and the accelerated amortisation of MGS sales commissions.*

* As a result of the MGS degearing process, the pre-tax effect of an accelerated amortisation charge has been recognised on upfront sales commissions on MGS products (see Note 3 to the interim financial statements).

Chief Executive's Review



Peter Clarke, Chief Executive

"Man's flexible business model has allowed us to adapt and navigate through these challenging markets, and continued sales momentum, improved investment performance and financial strength are likely to reinforce Man's leading position in the industry."

Overview

The six months ended 30 September 2008 witnessed unprecedented levels of turmoil in financial markets, with turbulence moving globally through credit, equity, commodity and more recently currency markets. Against this challenging backdrop of extreme volatility, Man has delivered robust results overall, as a result of its broad geography of asset raising, wide product range and capital strength.

Man's flexible business model has allowed us to adapt and navigate through these challenging markets, and continued sales momentum, improved investment performance and financial strength are likely to reinforce Man's leading position in the industry.

Funds under management

Sales in the first half were $10.2 billion, with assets being raised both from institutional and private investors. Redemptions remained low in the period at $6.0 billion, to give net inflows of $4.2 billion. Overall however, our funds under management declined 9% in the period to $67.6 billion, due to markets affecting performance negatively ($5.9 billion) and the impact of a stronger dollar on the translation of those funds under management denominated in other currencies ($2.7 billion). In view of unprecedented market volatility, active risk management operated to reduce investment exposure in many Man Global Strategies (MGS) products, lowering investor risk and also reducing MGS funds under management by $2.6 billion in the period. The extreme moves in markets, including foreign exchange in the last week of September, account for the difference from funds under management as estimated in the Pre-Close Trading Statement issued on 29 September 2008.

The bulk of our assets performed well given market conditions, notably those managed by AHL and RMF, delivering returns in line with, or ahead of, relevant industry benchmarks. Glenwood performance was slightly below industry benchmark returns, but MGS was particularly affected by markets, reflecting its less diversified investment approach. MGS specialises in more concentrated portfolios, combining a mix of early stage and developing managers targeting higher returns and volatility.

Since 30 September, the MGS investment committee has implemented a further reduction in investment exposure to reduce risk given continued volatility in markets. This will lead to an additional decrease in funds under management on MGS products during the next two months of approximately $7.5 billion (of which $3.5 billion is included in the estimate of FUM as at the beginning of November, with a further $4 billion estimated to occur in the remainder of this calendar year). It is anticipated that most MGS products will be able to increase their investment exposure again as markets become less volatile. All MGS guaranteed products remain guaranteed under their product terms, so securing investor capital, and many of them already have locked-in guaranteed capital at maturity in excess of the original investment. To reflect the impact of the reduced level of assets on future MGS fee income, we have accelerated the amortisation of $107 million of MGS upfront sales commissions, and this is recorded in the income statement for the first half. This represents just over half of the unamortised sales commissions on MGS products. There has been no acceleration of amortisation of sales commissions relating to any other Man product.

Revenues and income

Gross revenue (plus income from affiliates) for the six months ended 30 September 2008 was $1,319 million, comprising a 13% increase on the comparable period in gross management fee income to $1,112 million and a reduction of 41% in gross performance fee income to $207 million.

Profit before tax for the period was $622 million, down 24% from the comparable period, primarily reflecting the reduction in performance fee income and the acceleration of the amortisation of MGS upfront sales commissions. Excluding the pre-tax effect of this accelerated amortisation, profit before tax was down 14% to $708 million, comprising of net management fee income of $549 million (up 2% on the prior first half) and net performance fee income of $159 million (down 44% on prior first half).

Diluted earnings per share (EPS) decreased 16% to 28.8 cents, primarily reflecting the lower performance fee contribution and the acceleration of the amortisation of MGS upfront sales commissions partly offset by the impact of the share consolidation in November 2007. Excluding the after tax effect of this accelerated amortisation, EPS decreased 3% to 33.2 cents with the net management fee component increasing 12% to 26.2 cents.

Capital and liquidity

At 30 September 2008 cash balances were $1.7 billion (31 March 2008: $1.9 billion) and surplus regulatory capital was around $1.5 billion. At the same date the Group had total debt facilities of $3.4 billion (31 March 2008: $3.2 billion) of which $2.4 billion (31 March 2008: $2.8 billion) was unused.

The Group's long-term senior debt ratings are A– from Fitch Ratings and Baa1 from Moody's Investors Service, both with stable outlooks. In addition, in August 2008 Standard & Poor's issued a long-term senior debt rating of A– for the Group. Fitch and Moody's reaffirmed their ratings in May 2008.

Dividend

Given overall performance for the first half of the year, strong market position and continued capital strength, we have declared an interim dividend of 19.2 cents per share, unchanged from the comparable period. This dividend will be paid at the rate of 11.89 pence per existing share, an increase of 30% from the prior year's interim dividend. Dates for the interim dividend are given in the timetable on page 31.

Outlook

The investment management industry continues to face the challenge of volatile markets, low levels of liquidity and consequent price dislocations. One of the very few investment styles to have produced positive returns for investors year-to-date whilst maintaining liquidity, has been managed futures. AHL is a leading managed futures business globally and forms a core part of much of Man's private investor product. This investment management strength, combined with our wide geography of asset raising provides us with an adaptable product range to address the continued uncertainty in markets.

Chief Executive's Review continued

Since 30 September, we have continued to see private investor sales momentum, including a successful launch in Asia raising $800 million of investor money, and are currently marketing a number of products globally and regionally. Private investor redemptions for October and November have increased somewhat, but principally for open-ended rather than guaranteed products. We have seen a reduced run-rate of institutional sales in October, although the pipeline for mandates remains encouraging. Most of our institutional investors have 90 day notice periods and redemption levels for the quarter to December 2008 are currently broadly unchanged at around 5%.

Performance in October has been strongly positive for AHL, up 12%. RMF and Glenwood have seen slightly negative estimated performance for the month of around 3-4%, but ahead of industry benchmarks. As at the end of October AHL is, on a weighted average FUM basis, only 2% away from net asset highs, although all our other managers are significantly below high watermarks. Performance fees in the second half are likely to be earned from any material upward move in AHL, although performance fees from our other managers in the period are unlikely.

The continued degearing of MGS and adverse foreign exchange translation of around $3 billion have combined to reduce estimated funds under management to around $61 billion as at the beginning of November.

Looking further ahead, the breadth of our sales network and adaptable product range allows us to access demand across a wide geography of investor. However, continued uncertainty in markets creates a difficult sales environment and challenges performance across the industry. Pressure on the capital base of many financial institutions will reduce their ability to allocate assets to the industry for investment in the near-term. The limited availability of leverage and more stringent terms for lending will continue to hamper the industry. While Man is not immune to these industry-wide factors, our capital, scale and strong banking relationships continue to secure us favourable access to financing. Our ability to offer a full range of low leverage products, with guarantees for those who want capital protection, and open-ended investments for those who want frequent liquidity, will allow us to continue to meet investor demand as markets begin to stabilise and significant investment opportunities are likely to emerge.

An increased regulatory focus on financial businesses and markets is likely given recent turmoil. Man has long operated in highly regulated private investor markets, and we have the capital, resources and structure to address the evolving requirements.

It is clear that the industry will see a significant reduction in both the number of participants and the level of funds under management in the near term. In the medium term, the value of well resourced, institutional quality firms will become evident. Man is well positioned as a leader in a world of tighter regulation, scarce funding and higher barriers to entry.

Business update

Our strategy is to achieve excellence in investment management, by providing a wide range of alternative investment capabilities, through offering robust and durable products, to a global investor base, whilst applying a cost base appropriate to changing market conditions.

Performance

Product performance

Most of our private investors have exposure to a combination of investment managers through one of our principal fund product families. In an environment of declining prices across all asset classes and geographies, the attraction of capital guaranteed products with diversification benefits is reinforced. The performance of these product families is represented in the table.

	6 months to 30 September 2008	Calendar year to 30 September 2008	Annualised return since inception[4]
Investor Product			
IP220[3]	–14.7%	–2.1%	14.1%
Man Multi-Strategy Guaranteed Limited[2]	–18.6%	–20.3%	5.0%
Man AHL Diversified plc[1]	–5.5%	7.7%	18.5%
World stocks[5]	–13.6%	–24.4%	3.9%
HFRI Fund Weighted Composite	–6.8%	–9.9%	9.5%
HFRI Fund of Funds	–7.9%	–11.8%	6.9%
Corporate Bonds[6]	–10.8%	–11.8%	5.8%

Source: Man database and Bloomberg. There is no guarantee of trading performance and past performance may not be a guide to future results.

1 Man AHL Diversified plc is valued weekly; inception: 26 March 1996.
2 Inception: 15 July 2000.
3 Represented by Man-IP 220 Ltd from 18 December 1996 to 31 December 2005 and by Man-IP 220 Ltd – USD class bonds from 1 January 2006.
4 Benchmarks from 26 March 1996.
5 Represented by MSCI World Index hedged to USD.
6 Represented by Citigroup High Grade Corporate Bond Total Return.

Core investment manager performance

AHL (FUM: $24.4 billion)
(Performance – 6 months to 30 Sep'08: –7.8%; calendar year to 30 Sep'08: 2.9%)[1]
Managed futures is one of the styles which has fared positively in the calendar year to September 2008, notwithstanding major trend reversals through the summer. AHL's performance over this period showed a gain of 2.9%, and it continues to deliver strong long-term annualised returns. Investors continue to regard AHL as a premium manager in an attractive non-correlated style, with some seeing periods of weaker performance as an opportunity to gain access at a favourable point in the performance fee cycle.

1 As represented by the performance of Athena Guaranteed Futures Limited.

Man Global Strategies (MGS) (FUM: $8.6 billion)
(Performance – 6 months to 30 Sep'08: –18.6%; calendar year to 30 Sep'08: –20.3%)[2]
MGS adopts a focused allocation to higher volatility managers consistent with its higher risk/return objectives. Recent performance has been impacted negatively by extraordinary market volatility. The use of managed account platforms when accessing underlying managers provides MGS with risk monitoring and investment management capabilities which are not generally available to investors.

2 As represented by Man Multi-Strategy Guaranteed Limited.

Glenwood (FUM: $6.2 billion)
(Performance – 6 months to 30 Sep'08: –10.7%; calendar year to 30 Sep'08: –14.4%)[3]
Glenwood performance was particularly negatively impacted in September, when styles with a long equity bias, such as event driven and relative value, were hit by extreme volatility and pricing dislocation. Glenwood's objective remains to create exceptional manager portfolios which can withstand turbulence in markets, or have the skill and balance sheet to recover quickly afterwards.

3 As represented by Man-Glenwood Multi-Strategy Fund Limited.

RMF (FUM: $24.9 billion)
(Performance – 6 months to 30 Sep'08: –5.2%; calendar year to 30 Sep'08: –6.3%)[4]
RMF manages assets primarily for institutional investors. RMF is generally positioned as low beta, low volatility and it has continued to position portfolios conservatively in light of market events. Against a backdrop for the period of highly stressed equity markets, RMF was able to post robust performance for the calendar year to September 2008, performing strongly relative to its peer group and the equity markets.

4 As represented by RMF Absolute Return Strategies I.

Ore Hill Pemba (FUM: $2.9 billion)
(Performance – 6 months to 30 Sep'08: –10.9%; calendar year to 30 Sep'08: –16.2%)[5]
Our acquisition of 50% of Ore Hill expands our capabilities to develop products for investors based

Chief Executive's Review continued

on credit and distressed credit opportunities. We closed the acquisition and simultaneously sold 50% of our European credit manager, Pemba, to Ore Hill's principals in May 2008. Due to redemptions received on the Ore Hill International Fund Ltd in August 2008 an automatic suspension of redemptions was triggered on that fund. Since the Ore Hill Fund LP, the onshore US fund, had common investments and objectives, it was decided to recapitalise both funds and this plan received approval by a supermajority, by net asset value, of investors. As part of this plan, the Group is committed to purchase certain assets from the funds (further details are given in Note 16 to the interim financial statements). Ore Hill Pemba performance has been in line with peers, but impacted by market dislocations in the credit market.

5 As represented by Ore Hill International Ltd.

Core value drivers
We have continued to make significant progress in the first half of the year in successfully executing our strategy through the five core value drivers of our business model.

People
At 30 September 2008 we had a total of 1,692 permanent employees, an increase of 140 people since the beginning of this financial year. The increase has primarily been in the area of sales and investor services as we continue to grow our distribution platform and in research and analytics as we grow our product range. In addition, we have undertaken a number of strategic technology projects to increase the scalability of our infrastructure to support the growth of our business in the future.

Distribution and product breadth
Global distribution and our ability to adapt our product line to prevailing market conditions have served us well in the six months to September 2008, and drove sales of $10.2 billion, comprising of $7.1 billion to private investors and $3.1 billion to the institutional market.

On the private investor side, we had significant asset raising at the beginning of the period with the $1 billion IP220 joint venture launch in Japan. We maintained private investor sales momentum, with a combination of open-ended product sales totalling $3.4 billion, solid global launches and some notable further region-specific offerings, for example the publicly distributed guaranteed AHL product in Hong Kong, which raised over $300 million. Geographically, 56% of sales came from investors based in Europe, 27% from the Far East and Australia, 9% from the Middle East and 8% from the Americas.

The intermediary base, together with the wealth management arms of banks, provided the bulk of the flows and we continued to explore new channels and formats. Notably in the period we launched our first hedge fund index linked UCITS III fund, which is allowing us to access opportunities in onshore Europe using the UCITS brand.

RMF products, tailor-made to the needs of individual institutions, made up the bulk of institutional sales, offering a range of investment strategies from diversified to thematic. The majority of new assets came from Switzerland and from the UK, where we have won our first multiple core investment manager mandate from a UK insurance company. In the US, we secured a significant mandate from a substantial US endowment fund, supporting further our institutional footprint there.

Investor services
The success of our investor services is reflected in the quality of our funds under management as measured by both strong product sales and low redemption rates.

In the first half of the year, private investor redemptions were $3.0 billion, compared to $2.1 billion in the same period last year and $3.1 billion in the second half of 2008.

In the first half of the year institutional investor redemptions were $3.0 billion, compared to $2.3 billion in the same period last year and $3.3 billion in the second half of 2008. As institutional investors tend to have large investment portfolios, decisions to redeem can cause significant variance from quarter to

Private investor

	Q2 2008/9	Q1 2008/9	Q4 2007/8	Q3 2007/8	Q2 2007/08	Q1 2007/08
Sales ($ billion)	3.6	3.5	2.0	1.6	2.7	1.5
Redemptions ($ billion)	1.5	1.5	1.5	1.6	1.1	1.0
Annualised redemptions/ average FUM (%)	13.4	12.6	13.6	15.1	11.2	10.6

Institutional

	Q2 2008/9	Q1 2008/9	Q4 2007/8	Q3 2007/8	Q2 2007/8	Q1 2007/8
Sales ($ billion)	1.6	1.5	1.7	2.6	1.5	2.3
Redemptions ($ billion)	2.0	1.0	1.5	1.8	1.0	1.3
Annualised redemptions/ average FUM (%)	27.2	13.2	19.1	24.2	13.7	19.7

quarter. In the second quarter one investor, who was withdrawing entirely from third party fund of fund allocation, redeemed $0.8 billion from RMF.

Risk management

Risk management is an essential component of both the investment management process for investors in our fund products and in our approach to maintaining a high quality, sustainable business for our shareholders. Our strategy is to identify, monitor and measure risk throughout the Group and then, through risk management, to act to mitigate these risks within the framework of our risk appetite. Within our risk management framework, we maintain sufficient excess capital and substantial liquidity resources to give us flexibility both to continue to finance long-term growth and to operate the business effectively under market stress situations.

A full description of our Governance and Risk Management processes, risk scenarios and risk factors can be found in our 2008 Annual Report. Given the recent market turbulence and its effects on the financial sector the following risk factors have been updated.

Risk of underperformance of fund products

The under performance of a fund product or groups of funds in a particular style compared to other investment products or the broad market could lead to degearing or increased redemptions and lower future sales in the second half, thereby reducing funds under management and management and performance fees. To mitigate this risk for the private investor we develop our products with three important features: investment diversification through selection of leading investment managers, ongoing risk management and robust analytical portfolio selection processes and, in the case of guaranteed products, principal guarantees at maturity. The guaranteed products have a principal guarantee component which gives the investor confidence to stay invested long term and to withstand short-term market volatility. For institutional investors we offer a wide range of investment products with different risk and return characteristics so that, as their investment risk appetite changes, they can switch products and stay invested.

Risk of reduced financial leverage

The Group, as investment manager for the funds, negotiates and arranges the financing for fund products as required by the investment strategies. The fund products operate with independent fund boards and are independent from the Group. The Group is not committed to provide financing or underwriting to the fund products, other than through committed purchase agreements with certain fund products. In the current market environment there is a reduced appetite of financial counterparties to provide financing to support the leverage in fund products. To mitigate this risk we facilitate a process whereby the fund products directly borrow from a wide group of the largest financial institutions many of whom also distribute the fund products. The leverage is provided by financial institutions directly to the fund products and collateralised by the underlying fund investments and supported by investors' trading capital in the

Chief Executive's Review continued

funds. Where the fund product incurs a significant performance loss the fund is systematically degeared to preserve the investors' capital which is subordinate to the financial counterparties' lending. This financing is provided on a non-recourse basis to the investors. As at 30 September 2008, the funds had borrowings totalling $12.4 billion from 24 banks (31 March 2008: $12.4 billion). The Group does not guarantee any of this external financing.

The cost of leverage is included in the performance of the funds; if this cost increases, investment managers may have to reduce leverage or seek alternative trading strategies.

Risk relating to fund product financing
The Group regularly provides financing to the fund products on an uncommitted basis. This financing is provided so that the products can, by way of example, operate their investment and rebalancing process in an orderly and efficient way to optimise the investment exposure for investors. The funding is charged to the fund products at market rates of interest. All loans to funds are repayable on demand and are subject to the credit risk that the funds have insufficient capital to repay the loans. At 30 September 2008, loans to funds aggregated $0.6 billion. The average loans to funds during the first six months was $1.0 billion, (H1 2008: $0.6 billion; H2 2008: $0.8 billion).

Risk relating to committed purchase agreements
Committed purchase agreements (CPAs) are provided to certain fund products to support liquidity gaps between net investor redemptions and the redemption proceeds from underlying investment managers. As at 30 September 2008, CPAs to all fund products amounted to $1.5 billion (31 March 2008: $2.7 billion). Of these commitments $0.4 billion related to MGS products and $0.7 billion related to Glenwood products. We model the liquidity requirements of the portfolio of CPAs under various stress scenarios which forms part of the stress liquidity modelling used by the Board to determine the amount of contingent liquidity required to be maintained by the Group. The liquidity requirement of these commitments is provided for through maintaining cash or cash equivalents and committed bank facilities.

Liquidity risk
The Group's strategy is to maintain sufficient liquidity to give it the flexibility to support the business through different market conditions and across the business cycle. The amount of liquidity is modelled based on scenarios that assume stressed market conditions. Liquidity is in the form of committed bank facilities and cash which is invested in short-term bank deposits to ensure that it is available as required. The Board reviews the Group's funding resources at each Board meeting.

As at 30 September 2008, the Group had total debt facilities of $3.4 billion (31 March 2008: $3.2 billion) of which $2.4 billion (31 March 2008: $2.8 billion) was unused. The Group had cash balances of $1.7 billion at 30 September 2008 (31 March 2008: $1.9 billion).

At 30 September 2008, $300 million of the $2.5 billion committed syndicated loan facility was drawn. The committed facility was drawn for 58 days during the first six months, with an average drawdown of $367 million and a maximum drawdown of $500 million. During the period $1.9 billion of this facility had its maturity extended by one year until June 2013. The balance continues to mature in June 2012 as originally contracted.

In May 2008, the Group issued $300 million of 11% Perpetual Subordinated Capital Securities. This qualifies as Tier 1 regulatory capital and is convertible into preferred stock which is also classified as Tier 1 regulatory capital. In August 2008 the Group issued $250 million (issued at a discount; proceeds amounted to $242 million) of five year senior notes under the Euro Medium Term Note Programme. This debt has a fixed coupon of 6.5%. These issuances are part of our strategy to diversify our funding and tier our capital structure.

Market risk
Market risk is the possibility that the Group may suffer a loss from market value changes in the carrying values of assets or liabilities. The Group makes seed investments in the funds of early stage managers as part of the due diligence process or in newly launched

products to develop a performance track record. Risk measures and limits relating to seed investments are reviewed regularly. Risk is measured using value at risk with a one month time horizon at a 95% confidence interval. As at 30 September 2008, seed investments in fund products amounted in aggregate to $1,230 million (31 March 2008: $1,279 million). The value at risk (at a 95% confidence level) of the seed investment portfolio was $75 million and economic capital was $266 million (at a 99.9% confidence level and a one year time horizon).

Credit risk
The Group is primarily exposed to credit risk in respect of discretionary lending to fund products managed by our core investment managers and from our cash deposits with banks.

As at 30 September 2008, total deposits with banks aggregated to $1,678 million (31 March 2008: $1,876 million). The largest single deposit with a financial institution was $360 million and all cash was with banks having a single A category rating or better.

Loans to fund products were $641 million at 30 September 2008 (31 March 2008: $369 million). Man is subject to the credit risk that the funds have insufficient capital to repay the loans. There have been no defaults on loans to funds.

Capital adequacy risk
Equity capital is maintained to absorb losses and to provide the Group with capital flexibility to grow the business. The Group calculates the minimum amount of equity needed to absorb losses from market, credit, operational and other risks at a confidence level of 99% using economic capital models. At 30 September 2008, the Group had surplus economic capital of $1.7 billion. The Group is also subject to the regulatory capital regime of the UK Financial Services Authority and at 30 September 2008 had surplus regulatory capital of around $1.5 billion.

Key performance indicators
The focus on our strategic vision and the alignment of our five core value drivers leads over time to performance both for our investors and our shareholders.

Key performance indicators and financial objectives
To measure our progress against our strategy we have selected four key performance indicators (KPIs): growth in funds under management; growth in revenue; growth in diluted earnings per share; and post-tax return on equity. Growing earnings per share and maintaining a high level of post-tax return on equity continue to be the basis for the Group's financial objectives and are also the performance criteria used for the Group's long-term incentive schemes, as the Board believes that long-term shareholder value will be achieved through continued delivery of these objectives.

While all four measures chosen show a decline for the six months ended September 2008, we consider that our performance was robust in extraordinarily turbulent markets, and that these measures remain appropriate to judge the successful execution of our strategy over time.

Growth of funds under management (FUM)
FUM have fallen by 9% since 31 March 2008. Strong sales and continued low redemptions increased FUM in the period, however negative investment movement, degearing and the effects of foreign exchange have overall reduced reported FUM in US dollar terms.

Growth in revenue
Revenue (including income from affiliates) for the six months ended 30 September 2008 was $1,319 million, a decrease of 1% over the comparable period last year. Gross management and other fee income was up 13% to $1,112 million but this was more than offset by a 41% decrease in gross performance fee income to $207 million.

Earnings per share (EPS)
Diluted earnings per share for continuing operations for the six months decreased 16% to 28.8 cents, compared to 34.1 cents for the first half of last year.

Chief Executive's Review continued

Excluding the accelerated amortisation of upfront sales commissions relating to the MGS degear, diluted EPS decreased 3% to 33.2 cents and the net management fee component of EPS increased by 12% to 26.2 cents.

As part of the Company's distribution policy, shares are repurchased and cancelled using excess reserves. During the period 28 million shares were repurchased and cancelled at a total cost of $268 million. This was earnings enhancing, resulting in a 1.0% accretion to diluted earnings per share.

Return on equity
The Group's annualised post-tax return on equity for continuing operations for the first six months was 21.4%, compared with 33.1% for the first half of last year and 41.6% for last year as a whole.

Income statement

Continuing operations Half year to 30 September 2008	H1 2009 $m	H1 2008 $m
Revenue:		
Performance fees and gains/losses on investments	173	310
Management and other fees	1,084	965
	1,257	1,275
Sales commissions	(204)	(187)
Accelerated amortisation of MGS sales commissions	(107)	–
Compensation	(273)	(279)
Other costs	(131)	(99)
Operating profit	542	710
Associates and joint ventures	62	57
Impairment of Ore Hill Pemba net of gain on sale of Pemba	(2)	–
Net finance income	20	53
Profit before tax	622	820
Taxation	(115)	(148)
Profit after tax	507	672
Pre-tax margin (Profit before accelerated amortisation and tax/revenue plus affiliates)	54%	62%

Gross management and other fees have increased in line with the growth in average funds under management. Within performance fees, AHL contributed $225 million and other managers earned $10 million, partly offset by seeding investment losses of $89 million and a gain of $27 million on the sale of some non-core investments.

For the six months ended 30 September 2008, sales commissions were up 9% to $204 million compared with $187 million for the first half of last year. This increase is below the growth of average private investor funds under management of 16%, reflecting the higher growth in open-ended products. Included in sales commissions is $111 million relating to upfront commissions, compared to $92 million in the comparable period.

The accelerated amortisation charge of $107 million relating to the MGS degearing is in respect of unamortised upfront sales commission associated with MGS products. Following the decision to degear many of the MGS products, it is considered less likely that the capitalised commissions will be recovered through future fee income from these products and therefore commissions amortisation has been accelerated.

Compensation costs have decreased by $6 million to $273 million from $279 million in the comparable period, reflecting the decrease in discretionary employee bonus compensation, partly offset by the compensation impact of a higher head count. In addition, the first half includes the acceleration of the amortisation charge of $10 million relating to previously issued share awards. Compensation as a percentage of revenue was 21.7% compared to 21.9% for the comparable period last year and 20.2% for last year as a whole. We continue to maintain tight controls and significant cost flexibility in our expense base and in particular, compensation expense.

Other costs amounted to $131 million for the first six months, up from $99 million in the comparable period last year but down from $139 million in the second six months of last year. The table opposite analyses our other costs. The significant increase in technology costs relates to a number of strategic

technology projects to increase the robustness of our infrastructure to support the growth of our business in the future. To accomplish this we have grown our temporary headcount, as by using people on short-term contracts we can access the technical expertise we require while maintaining our cost flexibility. The other category includes marketing, insurance and staff recruitment, welfare and training costs.

Analysis of other costs	H1 2009 $m	H2 2008 $m	H1 2008 $m
Occupancy	20	22	13
Travel and entertainment	11	11	8
Technology	20	10	6
Communication	7	6	6
Consulting and professional services	19	16	13
Depreciation and amortisation	18	15	13
Charitable donations	5	18	8
Other	31	41	32
Total	**131**	**139**	**99**

Income from associates largely relates to our investment in BlueCrest, whose contribution to our profit consisted of $32 million of net performance fee income and $25 million of net management and other fee income.

Following the sale of a 50% interest in Pemba to Ore Hill's principals as part of the acquisition of a 50% interest in Ore Hill, a book gain of $48 million was recognised on the disposal of Pemba. This is offset by the recognition of an impairment charge of $50 million against the carrying value of the Ore Hill Pemba investment, following a change in the discount rate assumption since the acquisition. This gain and impairment is included in net performance fee income and further details are given in Note 3 to the interim financial statements.

Net finance income for the six months ended 30 September 2008 was $20 million compared to $24 million for the comparable period last year, excluding interest income from the proceeds from the MF Global IPO ($29 million). Interest expense was $18 million compared to $31 million for the comparable period last year, reflecting the decrease in interest rates. Interest income on cash and cash equivalents was $38 million, compared with $55 million for the comparable period last year.

Group profit before tax from continuing operations was down 24% to $622 million, reflecting a 44% decrease in net performance fee income to $159 million and a 14% decrease in net management fee income to $463 million, reflecting the accelerated amortisation of MGS upfront sales commissions, compared to the same period last year. Pre-tax margin (as defined in the Income Statement table opposite) was 54% compared with 62% for the prior first half. Compared to the full prior year, the pre-tax margin has reduced from 64% reflecting reduced net performance fees.

The tax charge for the period amounts to $115 million. The effective tax rate is 18.5%, which is slightly up on the 18% effective tax rate in the comparable period and the prior year. Profit after tax for continuing operations has decreased 25% to $507 million compared to $672 million for the comparable period last year.

Revenue margins

Gross management and other fees represent management fee income earned from funds under management, interest on loans to funds and other fees. Gross margins, before interest income earned from funds, are negotiated directly with institutional investors and distributors of the private investor products. This margin is also shown in the table below as this information is considered useful in analysing trends. Loans to funds are made to facilitate rebalance and investing activities. In the table we have shown gross margins both including and excluding interest income earned on loans to funds.

Net margins are also shown to indicate the margin after deducting expenses.

The gross management and other fees margin (before interest income) for private investors was 421bp, compared to 429bp for the prior year. The primary reasons for the reduction in gross margin are reduced redemption fee income and lower fees earned from MGS products partly offset by the impact of AHL FUM increasing as a percentage of the total private investor FUM.

Chief Executive's Review continued

Revenue margins

	H1 2009	2008	H1 2008	2007	2006
Average FUM in period ($ billion)					
Private investor	44.2	39.6	38.2	33.5	25.6
Institutional	31.5	29.7	28.2	23.7	19.0
Private investor					
Gross management and other fees[1] ($ million)	964	1,771	844	1,525	1,169
Interest income earned from funds ($ million)	33	74	35	78	73
Net management fee income[2] ($ million)	458	898	409	787	590
Gross management fee margin	4.36%	4.47%	4.42%	4.55%	4.56%
Gross management fee margin before interest income from funds	4.21%	4.29%	4.24%	4.31%	4.28%
Net management fee margin	2.07%	2.27%	2.15%	2.35%	2.30%
Institutional					
Gross management and other fees[1] ($ million)	146	297	142	269	227
Net management fee income[2] ($ million)	71	157	75	147	130
Gross management fee margin	0.93%	1.00%	1.01%	1.14%	1.19%
Net management fee margin	0.45%	0.53%	0.53%	0.62%	0.68%

1 Includes management and other fee income from associates.
2 Net management fee income is before net finance income and the accelerated amortisation of MGS sales commissions.

The gross management and other fees margin for institutional investors was 93bp, compared with 100bp in the prior year. The decrease in this margin is primarily a result of a reduction in management fee income as some of our larger, long-standing investors switched into new, lower management fee earning products.

The net management fees margin excludes net finance income, which principally relates to interest income earned on free cash deposits less finance costs on the Group's debt, and also the accelerated amortisation of MGS sales commissions. The increase in compensation and other expenses has reduced net margins for private investors by around 14bp. This is partly the result of: a higher proportion of variable compensation being allocated to management fee income in periods of reduced performance fee income; and the acceleration of the amortisation charge relating to previously issued share awards. In addition, other expenses have increased, particularly in technology, to support the robustness of our infrastructure.

Balance sheet and cash flow

At 30 September 2008, shareholders' equity was $4.5 billion, slightly down from $4.7 billion at the prior year-end. Major movements in shareholders' equity during the period were: the issue of $0.3 billion of perpetual capital securities; the retention of earnings during the six months of $0.5 billion; offset by payment of the final dividend for last year of $0.4 billion; consideration paid for share repurchases of $0.3 billion; and an unrealised loss of $0.1 billion on the residual investment in MF Global, which is marked to market through shareholders' equity. Our residual holding in MF Global is not considered to be impaired at this stage and we continue to monitor the performance and share price of MF Global.

Chief Executive's Review continued

The Group had a net cash position of $0.7 billion at 30 September 2008 compared to a net cash position of $1.5 billion at 31 March 2008. Cash generated from operations for the six months ended 30 September 2008 was $0.4 billion, compared with Group operating profit for the period of $0.5 billion. The difference principally relates to an increase in amounts owed by fund products. The decrease in the Group's net cash position since the year-end is primarily the result of: shareholder distributions in the period ($0.7 billion); cash consideration for acquisitions ($0.3 billion); taxation payments ($0.2 billion); partly offset by cash generated from operating activities in the period ($0.4 billion).

Related party transactions

The related party transactions during the period are consistent with the categories disclosed in the 2008 Annual Report, except for the Group entered into joint venture agreements with Ore Hill and Nephila Capital. Key management compensation is in line with the amounts disclosed in the financial statements for the year ended 31 March 2008, except for Stanley Fink and John Morrison, who are no longer key management following their retirement from the Group.

Statement of Directors' Responsibilities

The Directors confirm that this condensed set of financial statements has been prepared in accordance with IAS 34 as adopted by the European Union, and that the half year review herein includes a fair view of the information required by the Financial Services Authority's Listing Rules, including the Disclosure and Transparency Rules 4.2.7 and 4.2.8, namely:

- an indication of important events that have occurred during the six months ended 30 September 2008 and their impact on the condensed interim financial statements, and a description of the principal risks and uncertainties for the remaining six months of the financial year; and
- disclosure of any required material related party transactions in the six months ended 30 September 2008 and any material changes in the related party transactions described in the last annual report.

The Directors of Man Group plc are as listed in the Annual Report for 31 March 2008, with the exception of Stanley Fink who retired from the Board, effective 10 July 2008.

By order of the Board

Peter Clarke
Chief Executive
6 November 2008

Kevin Hayes
Finance Director
6 November 2008

Man Group plc

Man – celebrating our 225 year track record

225 years
A tradition of innovation



"From its origins in 1783, Man has grown into a global operation with the breadth and flexibility to attract, motivate and retain highly qualified specialists in all of the areas where we operate. Our employees appreciate the security and opportunity presented by being part of a company which has shown itself capable of adapting to change throughout its 225 year history."

Michael Robinson – Global Head of Human Resources

"AHL's record of delivering strong annualised returns over its 20 years in business gives investors confidence in our ability to perform across economic cycles. Few other funds have the resources to research and innovate as we can."

Tim Wong – CEO, AHL

"I often remind my colleagues that it takes 20 years to achieve overnight success in trust-based markets such as Japan. Man has always been an international business, and opened its first international office in 1970. Our long track record and proven commitment to our local operations is valued by our distribution partners worldwide."

Christoph Möller – Global Head of Sales




Man Group plc
years

"The origins of the fund of funds industry date back to the foundation of the first hedge fund in 1949. Man's involvement in the fund of funds market began with its partnership with Glenwood in the early 1990s. The breakthrough came in 1996, with the combination of AHL and Glenwood into a guaranteed fund – IP 220 – which remains a key part of Man's product range to the present day."

John Rowsell – CEO, Glenwood

"Our institutional clients expect the highest quality from their counterparties. Strong risk and liquidity management, first class corporate governance as well as a large product platform are extremely important. Man is very well positioned in the institutional market place to deliver the necessary customised solutions to our clients and prospects."

Uwe Eberle – Head of Institutional Sales

"RMF's established institutional reputation and long-term approach makes it an attractive partner for single manager funds, particularly in times of economic stress. Our track record of stable returns and innovative approach to new investment themes and portfolio structures makes us a reliable proposition for our investors."

Herbert Item – CEO, RMF



"To structure and finance robust investment products for a wide range of global markets and investor requirements requires a unique combination of legal, financial, quantitative and risk management skills. Man has developed these qualities to an unparalleled degree since launching the first guaranteed product in 1985."

Stephen Ross – Global Head of Product Structuring and Financing

Man RMF dynamix 200

Man IP220


dynamix


IP220

Group Income Statement

	Note	Half year to 30 September 2008 $m	Half year to 30 September 2007 $m	Year to 31 March 2008 $m
Revenue:				
Performance fees		173	310	1,141
Management and other fees		1,084	965	2,030
		1,257	1,275	3,171
Sales commissions		(204)	(187)	(391)
Accelerated amortisation of MGS sales commissions	3	(107)	–	–
Total sales commissions		(311)	(187)	(391)
Compensation		(273)	(279)	(639)
Other costs		(131)	(99)	(238)
Group operating profit – continuing operations		542	710	1,903
Share of after tax profit of associates and joint ventures		62	57	86
Gain on disposal of 50% of subsidiary	3	48	–	–
Impairment of Ore Hill Pemba	3	(50)	–	–
Finance income		38	84	145
Finance expense		(18)	(31)	(55)
Net finance income	4	20	53	90
Profit before tax from continuing operations		622	820	2,079
Taxation	5	(115)	(148)	(362)
Profit after tax from continuing operations		507	672	1,717
Discontinued operations - Brokerage		–	1,799	1,753
Profit for the period		507	2,471	3,470
Attributable to:				
Equity holders of the Company		507	2,473	3,471
Equity minority interests		–	(2)	(1)
		507	2,471	3,470
Earnings per share	6			
From continuing operations				
Basic		29.2c	35.1c	92.8c
Diluted		28.8c	34.1c	90.2c
From continuing and discontinued operations				
Basic		29.2c	129.2c	187.7c
Diluted		28.8c	124.6c	182.0c

Group Balance Sheet

	Note	At 30 September 2008 $m	At 30 September 2007 $m	At 31 March 2008 $m
ASSETS				
Cash and cash equivalents		**1,678**	4,255	1,876
Trade and other receivables		**697**	840	773
Investments in fund products	7	**1,871**	1,607	1,648
Other investments	7	**147**	772	322
Deferred tax		**–**	17	22
Investments in joint ventures and associates		**563**	269	267
Other intangible assets	8	**386**	465	463
Goodwill	8	**798**	810	813
Property, plant and equipment		**61**	48	52
Total Assets		**6,201**	9,083	6,236
LIABILITIES				
Trade and other payables		**501**	583	746
Current tax liabilities		**215**	316	353
Borrowings	9	**943**	986	402
Pension obligations		**21**	25	24
Deferred tax		**22**	–	–
Total Liabilities		**1,702**	1,910	1,525
NET ASSETS		**4,499**	7,173	4,711
EQUITY				
Capital and reserves attributable to shareholders	10	**4,498**	7,173	4,710
Equity minority interests		**1**	–	1
Total Equity		**4,499**	7,173	4,711

Group Cash Flow Statement

	Note	Half year to 30 September 2008 $m	Half year to 30 September 2007 $m	Year to 31 March 2008 $m
Cash flows from operating activities – continuing operations				
Cash generated from operations	11	394	1,168	2,725
Interest paid		(12)	(32)	(32)
Income tax paid		(219)	(142)	(324)
		163	994	2,369
Cash flows from operating activities – discontinued operations		–	(522)	(522)
Cash flows from operating activities – total Group		163	472	1,847
Cash flows from investing activities – continuing operations				
Acquisition of joint ventures and businesses, net of cash acquired		(250)	(15)	(18)
Purchase of property, plant and equipment		(18)	(10)	(21)
Purchase of intangible assets		(135)	(133)	(243)
Purchase of other investments		(19)	(17)	(221)
Purchase of additional interests in joint ventures		(7)	–	–
Proceeds from sale of other investments		34	10	25
Proceeds less costs from sale of Brokerage		–	2,698	2,734
Cash disposed on the IPO of Brokerage		–	(1,373)	(1,373)
Net proceeds from sale of Brokerage, net of cash disposed		–	1,325	1,361
Interest received		35	62	146
Dividends received from associates and other investments		20	48	78
		(340)	1,270	1,107
Cash flows from investing activities – discontinued operations		–	44	44
Cash flows from investing activities – total Group		(340)	1,314	1,151
Cash flows from financing activities – continuing operations				
Proceeds from issue of ordinary shares		52	72	75
Proceeds from issue of capital securities, net of issue costs		293	–	–
Purchase of treasury shares		(268)	(520)	(520)
Purchase of own shares by ESOP trust		(222)	(124)	(145)
Disposal of own shares by ESOP trust		73	40	48
Proceeds from borrowings		550	500	-
Repayment of borrowings		–	(760)	(758)
Return of net proceeds from sale of Brokerage		(67)	-	(2,667)
Dividends paid to Company shareholders		(423)	(250)	(578)
Coupon payments in respect of capital securities		(8)	–	–
Cash flows from financing activities – total Group		(20)	(1,042)	(4,545)
Net (decrease)/increase in cash and bank overdrafts		(197)	744	(1,547)
Cash and bank overdrafts at the beginning of the period		1,873	3,420	3,420
Cash and bank overdrafts at the end of the period – total Group		1,676	4,164	1,873

For the purposes of the cash flow statement, cash and cash equivalents are included net of overdrafts repayable on demand. These overdrafts are included in borrowings disclosed on the balance sheet. At 30 September 2008 overdrafts repayable on demand amounted to $2 million (30 September 2007: $91 million; 31 March 2008: $3 million).

Group Statement of Recognised Income and Expense

For the period to 30 September 2008	Shareholders of the Company $m	Minority interests $m	Total $m
Available for sale investments:			
Valuation losses taken to equity	(143)	–	(143)
Transfer to income statement on sale	(29)	–	(29)
Foreign currency translation adjustments	(113)	–	(113)
Tax on items taken directly to or transferred from equity	(10)	–	(10)
Net expense recognised directly in equity	(295)	–	(295)
Profit for the period	507	–	507
Total recognised income and expense for the period	212	–	212

For the period to 30 September 2007	Shareholders of the Company $m	Minority interests $m	Total $m
Available for sale investments:			
Valuation gains taken to equity	450	–	450
Transfer to income statement on sale	(116)	–	(116)
Cash flow hedge:			
Valuation gains taken to equity	2	–	2
Transfer to income statement in the period	(4)	–	(4)
Foreign currency translation adjustments	74	2	76
Tax on items taken directly to or transferred from equity	39	–	39
Net income recognised directly in equity	445	2	447
Profit for the period	2,473	(2)	2,471
Total recognised income and expense for the period	2,918	–	2,918

For the year to 31 March 2008	Shareholders of the Company $m	Minority interests $m	Total $m
Available for sale investments:			
Valuation gains taken to equity	1	–	1
Transfer to income statement on sale	(81)	–	(81)
Cash flow hedge:			
Valuation gains taken to equity	3	–	3
Transfer to income statement in the year	(6)	–	(6)
Foreign currency translation adjustments	76	1	77
Tax on items taken directly to or transferred from equity	30	–	30
Net income recognised directly in equity	23	1	24
Profit for the year	3,471	(1)	3,470
Total recognised income and expense for the year	3,494	–	3,494

Notes to the Interim Financial Statements

1. Basis of preparation

The financial information contained herein is unaudited and does not constitute statutory accounts as defined by Section 240 of the Companies Act 1985. Statutory accounts for the year to 31 March 2008, which were prepared in accordance with International Financial Reporting Standards ('IFRS') and relevant IFRIC interpretations issued by the International Accounting Standards Board ('IASB') and IFRIC Committee respectively and adopted by the European Union ('EU') and upon which the auditors have given an unqualified and unmodified report and which contained no statement under Section 237 of the Companies Act 1985, have been delivered to the Registrar of Companies and were posted to shareholders on 9 June 2008.

The interim financial statements for the half year to 30 September 2008 have been prepared in accordance with IAS 34 'Interim Financial Reporting' and the Disclosure and Transparency Rules of the Financial Services Authority. The accounting policies applied in these interim financial statements are consistent with those set out and applied in the Group's Annual Report for the year to 31 March 2008.

A number of new standards, amendments to existing standards and interpretations have been issued, some of which are mandatory for the financial year beginning 1 April 2008, with the remaining becoming effective in future years.

The following amendments to existing standards and interpretations are effective for the financial year ending 31 March 2009:
IFRS 7 – 'Financial instruments: Disclosure' amendment
IAS 39 – 'Financial instruments: Recognition and measurement' amendment
IFRIC 11 – 'IFRS 2 Group Treasury share transactions'
IFRIC 12 – 'Service concession arrangements'
IFRIC 14 – 'IAS 19 The limit on a defined benefit asset, minimum funding requirements and their interaction'

The adoption of any new standards, interpretations and amendments to existing standards has not had a material impact on the results or financial position of the Group.

During the period the Group entered into two joint venture agreements (refer to Note 12). Investments are treated as joint venture investments where the Group has joint control through a contractual arrangement. Investments in joint ventures through which the Group carries on its business are classified as jointly controlled entities and accounted for using the equity method. The Group's policy for accounting under the equity method is outlined in the Principal Accounting Policies in the annual financial statements for the year ended 31 March 2008.

During the period the Group issued a $300 million 11% Perpetual Subordinated Capital Security. This qualifies as Tier 1 regulatory capital and is convertible into preferred stock which is also treated as Tier 1 regulatory capital. The Capital Security instrument is held at cost and has been classified as equity on the balance sheet on the basis that coupon payments and principal repayments can be deferred indefinitely at the option of the Group.

2. Segmental analysis

The Group's continuing operations are in one business segment, Asset Management. There are no other significant classes of business, either individually or in aggregate.

Brokerage is classified as a discontinued operation in the comparative periods in these financial statements. Prior to the 2007 Annual Report, Brokerage was reported as an individual segment. Further details on discontinued operations are disclosed in the annual and interim reports for the comparative periods.

3. Other profit and loss items

As a result of the MGS degearing process, an accelerated amortisation charge of $107 million ($86 million after adjusting for variable compensation) has been recognised in respect of upfront sales commissions associated with MGS products. Following the decision to degear many of the MGS products, it is considered unlikely that the capitalised commission will be fully covered by future fee income and therefore, for a significant proportion of the capitalised commissions relating to these products, the amortisation has been accelerated.

3. Other profit and loss items continued

On 8 May 2008, the Group acquired a 50% interest in Ore Hill, a major US-based credit specialist fund manager. Simultaneously the Ore Hill principals acquired a 50% interest in Pemba Credit Advisers (Pemba), the European credit manager subsidiary of the Group. A gain of $48 million has arisen on disposal of 50% of Pemba, which is included in the income statement.

Due to the deterioration in market conditions since the date of the acquisition of Ore Hill, the Group has recognised an impairment charge of $50 million against the carrying value of the Ore Hill Pemba investment. The recoverable amount has been calculated using a value in use model for the Ore Hill Pemba joint venture (which is considered to be the cash-generating unit), using a discount rate of 27% for performance fee income and 17% for management fee income. The discount rates used to perform the impairment exercise are higher than the rates used at the time of the acquisition as the discount rates applied are determined based on the current market conditions and reflect the deterioration in the financial markets and debt rates and the higher risk of returns as at 30 September 2008.

4. Net finance income

	Half year to 30 September 2008 $m	Half year to 30 September 2007 $m	Year to 31 March 2008 $m
Finance income:			
Interest on cash proceeds from Brokerage IPO	–	29	56
Interest on other bank deposits	32	43	72
Finance fees	4	3	5
Other	2	9	12
	38	84	145
Finance expense:			
Interest payable on borrowings	(16)	(15)	(33)
Amortisation of issue costs on borrowings	(1)	(1)	–
Amortisation of discount on issue of exchangeable bonds	–	(3)	(3)
Foreign exchange cost arising from the financing of sterling dividend payments	–	–	(15)
Fair value loss on interest rate swaps	–	(10)	(3)
Other	(1)	(2)	(1)
	(18)	(31)	(55)
Net finance income	20	53	90

Notes to the Interim Financial Statements
continued

5. Taxation

	Half year to 30 September 2008 $m	Half year to 30 September 2007 $m	Year to 31 March 2008 $m
Taxation charge for the period			
UK	71	81	296
Overseas	44	67	66
	115	148	362

6. Earnings per share (EPS)

The calculation of basic earnings per ordinary share is based on a profit for the period of $497 million[1] (30 September 2007: $672 million; 31 March 2008: $1,717 million) for continuing operations, and a profit for the period of $497 million[1] (30 September 2007: $2,473 million; 31 March 2008: $3,471 million) for continuing and discontinued operations.

The calculation of basic earnings per ordinary share is based on 1,701,519,998 (30 September 2007: 1,914,471,946; 31 March 2008: 1,848,517,328) ordinary shares, being the weighted average number of ordinary shares in issue during the period after excluding the shares owned by the Man Group plc employee trusts. During the year to 31 March 2008 each ordinary share of 3 US cents was consolidated on a seven shares for eight share basis following the return of capital to shareholders by means of a 'B' and 'C' share issue. The effect of the change in the number of shares is recorded prospectively.

For diluted EPS, the weighted average number of ordinary shares in issue is adjusted to assume conversion of all dilutive potential ordinary shares. The diluted earnings per share is based on a profit for the period of $497 million[1] (30 September 2007: $678 million; 31 March 2008: $1,722 million) for continuing operations, and a profit for the period of $497 million[1] (30 September 2007: $2,479 million; 31 March 2008: $3,476 million) for continuing and discontinued operations. The calculation of diluted earnings per ordinary share for continuing and discontinued operations is based on 1,728,212,032 (30 September 2007: 1,989,278,260; 31 March 2008: 1,909,455,999) ordinary shares, calculated as shown in the following table:

	30 September 2008 Number (millions)	30 September 2007 Number (millions)	31 March 2008 Number (millions)
Basic weighted average number of shares	1,701.5	1,914.5	1,848.5
Dilutive potential ordinary shares			
Share awards under incentive schemes	12.6	42.6	29.6
Employee share options	12.7	5.0	4.2
Shares to be issued in consideration for joint ventures acquired (Note 12)	1.4	-	–
Exchangeable bonds	-	27.2	27.2
Dilutive weighted average number of shares	1,728.2	1,989.3	1,909.5

The reconciliation of earnings per share from continuing and discontinued operations, to earnings per share from continuing operations, is given in the table below for the comparative periods. The reconciliation of earnings per share from continuing operations to an adjusted EPS, which excludes the accelerated amortisation of MGS sales commissions, is given for the current period.

6. Earnings per share (EPS) continued

	Half year to 30 September 2008			
	Basic post-tax earnings $m	Diluted post-tax earnings $m	Basic earnings per share cents	Diluted earnings per share cents
Earnings per share on continuing operations[1]	497	497	29.2	28.8
Accelerated amortisation of MGS sales commissions[2]	77	77	4.5	4.4
Earnings per share on continuing operations excluding the accelerated amortisation of MGS sales commissions	574	574	33.7	33.2

	Half year to 30 September 2007			
	Basic post-tax earnings $m	Diluted post-tax earnings $m	Basic earnings per share cents	Diluted earnings per share cents
Earnings per share on continuing and discontinued operations[3]	2,473	2,479	129.2	124.6
Discontinued operations	(1,801)	(1,801)	(94.1)	(90.5)
Earnings per share on continuing operations	672	678	35.1	34.1

	Year to 31 March 2008			
	Basic post-tax earnings $m	Diluted post-tax earnings $m	Basic earnings per share cents	Diluted earnings per share cents
Earnings per share on continuing and discontinued operations[3]	3,471	3,476	187.7	182.0
Discontinued operations	(1,754)	(1,754)	(94.9)	(91.8)
Earnings per share on continuing operations	1,717	1,722	92.8	90.2

1 The difference between profit after tax from continuing operations and basic and diluted post-tax earnings, is the adding back of the finance expense in the period relating to the Fixed Rate Perpetual Capital Securities (refer to Note 10).
2 The accelerated amortisation of MGS sales commissions includes a variable compensation adjustment at 20% and tax relief at 10%.
3 The difference between basic and diluted post-tax earnings in the comparative periods on total and continuing operations is the adding back of the finance expense in the period relating to the exchangeable bonds.

7. Investments

	At 30 September 2008 $m	At 30 September 2007 $m	At 31 March 2008 $m
Investments in fund products comprise:			
Amounts owed by fund products	641	358	369
Investments in fund products – core investment managers	1,174	1,218	1,252
Investments in fund products – sales support	56	31	27
	1,871	1,607	1,648
Other investments comprise:			
Residual stake in MF Global	97	645	221
Exchange shares	34	110	85
Other equity investments	16	17	16
	147	772	322

Notes to the Interim Financial Statements
continued

7. Investments continued

The Group's investments in fund products (core investment managers and sales support) are measured at fair value. The fair value of each investment is derived from the value of the underlying assets held within each of the fund products. Many of these valuations are performed by external valuation service providers. Whilst these valuations are independent, the Group has established oversight procedures and due diligence processes to ensure that these valuations are appropriate. Given the uncertainty and subjective nature of valuing assets at fair value, it is possible that the outcomes within the next financial period could be different from the assumptions used and this could therefore result in a significant adjustment to the carrying amount of assets measured using fair values. This is particularly the case where for certain assets, or categories of assets, a reliable market price at which the asset could be bought or sold is not available, and as such the fair value of the asset is established by using appropriate valuation techniques. Valuation techniques used to calculate fair values include comparisons with similar financial instruments for which observable prices exist, discounted cash flow analysis and option pricing models.

8. Intangible assets

		Other intangible assets		
	Goodwill $m	Upfront sales commissions $m	Other $m	Total $m
Net book value				
At 1 April 2008	813	427	36	463
Currency translation difference	(15)	–	–	–
Additions	–	118	17	135
Redemptions/disposals	–	(21)	(2)	(23)
Accelerated amortisation of MGS sales commissions (Note 3)	–	(107)	–	(107)
Charge for the period	–	(74)	(8)	(82)
Net book value at 30 September 2008	**798**	**343**	**43**	**386**
Net book value at 30 September 2007	810	434	31	465
Net book value at 31 March 2008	813	427	36	463

9. Borrowings

	At 30 September 2008 $m	At 30 September 2007 $m	At 31 March 2008 $m
Bank loans and overdrafts	302	588	3
Fixed rate notes	242	–	–
Floating rate notes – subordinated debt	399	398	399
	943	986	402

On 1 August 2008 the Group issued $250 million Fixed Rate Notes under the $3 billion Euro Medium Term Note ('EMTN') Programme of Man Group plc dated 21 December 2007. The Fixed Rate Notes consist of $250 million EMTN Programme Notes issued on 1 August 2008 and due 1 August 2013. The interest rate is 6.5% per annum payable semi-annually in arrears up to and including the maturity date.

The subordinated floating rate notes consist of $400 million Eurobonds issued 21 September 2005 and due 22 September 2015. The notes may be redeemed in whole at the option of the Group on any interest payment date falling on or after 22 September 2010, subject to FSA approval. The interest rate is US dollar LIBOR plus 1.15% until 22 September 2010 and thereafter is US dollar LIBOR plus 1.65%.

Except for the $250 million Fixed Rate Notes above, all of the Group's other borrowings are subject to floating rate charges.

9. Borrowings continued

The maturities of borrowings at their contractual maturity dates are as follows:

	At 30 September 2008 $m	At 30 September 2007 $m	At 31 March 2008 $m
Amounts falling due:			
Less than one year	2	91	3
Between one and two years	399	–	–
Between two and five years	542	895	399
	943	986	402

The undrawn committed facilities available are:

	At 30 September 2008 $m	At 30 September 2007 $m	At 31 March 2008 $m
Expiring in one year or less	230	300	330
Expiring beyond one year	2,200	2,000	2,500
	2,430	2,300	2,830

10. Share capital and reserves

	At 30 September 2008 $m	At 30 September 2007 $m	At 31 March 2008 $m
Share capital	58	59	59
Shares to be issued	16	–	–
Perpetual subordinated capital securities	300	–	–
Share premium account	917	1,399	841
Merger reserve	–	722	–
Capital redemption reserve	1,292	8	1,225
Available for sale reserve	(100)	501	74
Cash flow hedge reserve	–	1	–
Retained earnings	2,015	4,483	2,511
	4,498	7,173	4,710

On 7 May 2008 the Group issued $300 million US$ RegS Fixed Rate Perpetual Subordinated Capital Securities ('Capital Securities'). The Capital Securities consist of $300 million principal issued on 7 May with a perpetual maturity date with optional par redemption at the Group's discretion on 7 May 2013 and any coupon date thereafter, subject to FSA consent. On any coupon date the Group may exchange or vary the Capital Securities for Qualifying non-innovative Tier 1 Securities (e.g. perpetual non-cumulative preference shares). The interest rate is 11% per annum quarterly in arrears and is deferrable at the discretion of the Group. The Capital Securities have been classified as equity on the basis that the securities are irredeemable except at the option of the Group, and coupon payments and principal repayments can be deferred indefinitely at the option of the Group.

Notes to the Interim Financial Statements
continued

11. Cash generated from continuing operations

	Half year to 30 September 2008 $m	Half year to 30 September 2007 $m	Year to 31 March 2008 $m
Profit for the period:			
Continuing operations	507	672	1,717
Adjustments for:			
Income tax	115	148	362
Gain on sale of subsidiary	(48)	–	–
Finance income	(38)	(84)	(145)
Finance expense	18	31	55
Share of results of associates and joint ventures	(62)	(57)	(86)
Gain on disposal of an associate	–	(16)	(16)
Depreciation of tangible fixed assets	9	8	15
Amortisation of intangible fixed assets	189	75	153
Share based payments expense	48	27	71
Fair value gains on available for sale financial assets	(29)	–	(1)
Impairment charges	51	–	–
Net losses/(gains) on financial instruments	31	(5)	18
Increase in provisions	3	3	9
Other non-cash movements	22	22	52
	816	824	2,204
Changes in working capital:			
Decrease in receivables	47	508	493
Increase in other financial assets	(243)	(399)	(226)
(Decrease)/increase in payables	(226)	235	254
Cash generated from operations	394	1,168	2,725

12. Acquisitions

On 8 May 2008, the Group acquired a 50% interest in Ore Hill, a major US-based credit specialist fund manager. Simultaneously, the Group sold a 50% holding in Pemba Credit Advisers, the European credit manager subsidiary of the Group, to Ore Hill's principals to bring together the businesses of the two credit managers.

As a result of the disposal of 50% of Pemba, from 8 May 2008 the Group no longer controlled Pemba.

On 5 June 2008 the Group acquired a 25% interest in Nephila Capital Ltd. for $40 million in cash, funded from the Group's existing resources. The Group also paid $10 million for the option to buy the residual 75% of Nephila Capital Ltd. on the second anniversary of the transaction at fair market value. Nephila is an alternative investment manager specialising in underwriting natural catastrophe reinsurance and investing in insurance-linked securities and weather derivatives.

12. Acquisitions continued

The assets and liabilities arising from the acquisitions in the period are as follows:

	Ore Hill		Other	
	Book value $m	Provisional fair value $m	Book value $m	Provisional fair value $m
ASSETS				
Cash and cash equivalents	6	6	3	3
Trade and other receivables	1	1	21	14
Management contracts	–	120	–	–
Other intangible assets	–	10	–	–
Property, plant and equipment	2	2	–	–
Total Assets	9	139	24	17
LIABILITIES				
Trade and other payables	(7)	(7)	(15)	(15)
Total Liabilities	(7)	(7)	(15)	(15)
NET ASSETS	2	132	9	2
Net assets – apportionment at 25%		–		1
Net assets – apportionment at 50%		66		–
SHARE OF NET ASSETS ACQUIRED		66		1
Goodwill on acquisition		222		41
TOTAL NET ASSETS		288		42
PURCHASE CONSIDERATION				
Cash paid		198		41
Shares in Pemba Credit Advisers		45		–
2,166,448 ordinary Man Group shares issued		24		–
1,444,309 ordinary Man Group shares to be issued		16		–
Acquisition costs		5		1
Net consideration		288		42

The sale of 50% of shares in Pemba Credit Advisers led to the disposal of $5 million of cash held on the Group's balance sheet which related to Pemba Credit Advisers.

The fair value of the ordinary Man Group shares issued and to be issued are based on the share price as at the date of the transaction.

The investments in Ore Hill and Nephila Capital have been treated as joint venture investments as the Group has joint control through contractual arrangements.

Notes to the Interim Financial Statements
continued

13. Related party transactions
The related party transactions during the period are consistent with the categories disclosed in the Annual Report 2008, except as follows:

The Group entered into joint venture agreements with Ore Hill and Nephila Capital.

Key management compensation is in line with the amounts disclosed in the financial statements for the year ended 31 March 2008, except for Stanley Fink and John Morrison, who are no longer key management following their retirement from the Group.

14. Exchange rates
The following US dollar: sterling exchange rates have been used in the preparation of this Interim Report:

	30 September 2008	30 September 2007	31 March 2008
Average exchange rate	0.5178	0.4990	0.4981
Period-end exchange rate	0.5624	0.4889	0.5043

15. Contingent liabilities
On 28 February 2008, MF Global announced that it had incurred a significant credit loss. Following this disclosure a number of plaintiffs filed class action law suits in the US Federal Court against the Group, MF Global, and certain underwriters asserting various causes of action arising out of the US initial public offering. On 20 June 2008, the judge appointed lead plaintiff counsel and on 12 September 2008 lead plaintiff counsel consolidated all the complaints and filed an Amended Complaint which was properly served on the Group. The Amended Complaint alleges claims under certain sections of the US Securities Act of 1933 and alleges, among other things, that the public disclosure documents for the offering contained false and misleading statements concerning risk management and trading risk controls at MF Global. This class action is at a preliminary stage and the next phase is for the Group, as well as MF Global and certain underwriters, to file a Motion to Dismiss in response to the Amended Complaint. The Motion to Dismiss will be filed in the beginning of 2009. The Group believes that it has substantial defences to the action and intends to defend the case vigorously.

16. Commitments
The investors in the Ore Hill International Fund Ltd., a fund managed by the Ore Hill Pemba joint venture arrangement, elected in September 2008 to reorganise the fund in response to an increase in redemption requests received. As part of the recapitalisation plan approved on 15 September 2008, Man Group entered into a commitment to acquire 'designated investment' interests from continuing investors of the recapitalised fund who wished to reduce their exposure to that portfolio. On 21 October 2008, Man Group acquired $136 million of those fund interests pursuant to this commitment, which will be held within investments in fund products on the balance sheet.

17. Events after the balance sheet date
MF Global, a former US subsidiary of the Group, was served on 8 May 2006 with a Complaint by the receiver for Philadelphia Alternate Asset Fund ('PAAF') and associated entities. In July 2007, the Group disposed of MF Global through an initial public offering on the New York Stock Exchange. As part of the separation agreement, Man Group agreed to indemnify MF Global for any losses, in respect of the PAAF Complaint, in excess of $50 million, after giving effect to any insurance proceeds MF Global receives, resulting from this action. In this respect, the Group included a provision of $38 million in its financial statements for the year ended 31 March 2008. On 17 October 2008, settlement with insurers was agreed and the amount to be received is sufficient to cover the previously recognised losses. Therefore the $38 million provision previously recognised will be reversed in the income statement in the second half of the current financial year.

As a consequence of market volatility, degearing processes have been triggered in MGS products, which have continued into the second half of the current financial year. This will continue to reduce funds under management in the second half, some of which has already occurred in October. In many instances, investors will have the option to switch to other products. At this stage it is not possible to reliably measure the financial impact of this degearing process but the impact is likely to reduce management and other fee income in the second half of the financial year and may result in some further accelerated amortisation of upfront sales commissions.

Independent Review Report to Man Group plc

Introduction
We have been engaged by the Company to review the condensed set of financial statements in the interim report for the six months ended 30 September 2008 which comprises the Group Income Statement, Group Balance Sheet, Group Cash Flow Statement, Group Statement of Recognised Income and Expense and related notes. We have read the other information contained in the interim report and considered whether it contains any apparent misstatements or material inconsistencies with the information in the condensed set of financial statements.

Directors' responsibilities
The interim report is the responsibility of, and has been approved by, the directors. The directors are responsible for preparing the interim report in accordance with the Disclosure and Transparency Rules of the United Kingdom's Financial Services Authority.

As disclosed in Note 1, the annual financial statements of the Group are prepared in accordance with IFRSs as adopted by the European Union. The condensed set of financial statements included in this interim report has been prepared in accordance with International Accounting Standard 34, 'Interim Financial Reporting', as adopted by the European Union.

Our responsibility
Our responsibility is to express to the Company a conclusion on the condensed set of financial statements in the interim report based on our review. This report, including the conclusion, has been prepared for and only for the Company for the purpose of the Disclosure and Transparency Rules of the Financial Services Authority and for no other purpose. We do not, in producing this report, accept or assume responsibility for any other purpose or to any other person to whom this report is shown or into whose hands it may come save where expressly agreed by our prior consent in writing.

Scope of review
We conducted our review in accordance with International Standard on Review Engagements (UK and Ireland) 2410, 'Review of Interim Financial Information Performed by the Independent Auditor of the Entity' issued by the Auditing Practices Board for use in the United Kingdom. A review of interim financial information consists of making enquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with International Standards on Auditing (UK and Ireland) and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion
Based on our review, nothing has come to our attention that causes us to believe that the condensed set of financial statements in the interim report for the six months ended 30 September 2008 is not prepared, in all material respects, in accordance with International Accounting Standard 34 as adopted by the European Union and the Disclosure and Transparency Rules of the United Kingdom's Financial Services Authority.

PricewaterhouseCoopers LLP
Chartered Accountants
London
6 November 2008

Shareholder and Company Information

Results announced		**Dividends**	
Interim	November	Interim paid	December
Final	May	Final paid	July/August
Annual Report issued	June		
Annual General Meeting	July	For historical dividend details please visit the Man Group website.	

The Group offers a Dividend Reinvestment Plan ('DRIP') for shareholders wishing to buy shares with their cash dividend. The final election date for joining or leaving the DRIP in relation to the 2009 interim dividend is 5.00pm on 28 November 2008. Instructions received after this date will be applied to the next dividend. Any queries on the DRIP should be addressed in the first instance to the dedicated Equiniti helpline on 0871 384 2268, including requests for copies of the DRIP terms and conditions and DRIP Mandate. Alternatively, copies may be downloaded from the Man Group website in the 'Dividends' section of 'Shareholder Information'.

Dates for the 2009 Interim Dividend

Ex dividend date	26 November 2008
Record date	28 November 2008
DRIP final election date 5.00pm on	28 November 2008
Dividend paid/CREST accounts credited	18 December 2008
Share Certificates received/CREST accounts credited with DRIP purchases	24 December 2008

Payment of dividends to mandated accounts

Each dividend warrant includes a form for establishing payments of future dividends directly to the bank or building society of your choice. Shareholders are encouraged to use this facility. Cleared funds are provided on payment date and the associated tax voucher is sent directly to the shareholder's registered, or other previously designated, address. Private shareholders living overseas may be able to mandate their dividends directly into a 'local' bank account in the chosen country's domestic currency under the Overseas Payment Service. Details and mandate forms are available at www.shareview.co.uk.

Shareholder enquiries

All administration queries concerning shareholdings should be directed to:

Equiniti Limited, Aspect House, Spencer Road, Lancing, West Sussex BN99 6DA, Tel: 0871 384 2112, Text tel: 0871 384 2255, quoting Ref No 874. Callers from outside the UK can call +44 121 415 7592. Alternatively you can check your shareholding and find practical help on transferring your shares or updating details at www.shareview.co.uk.

For enquiries relating to ISAs managed by Equiniti, please contact the Man Group ISA Helpline on 0871 384 2244.

Share dealing service

Man Group has arranged for Shareview Dealing, a telephone and internet share dealing service offered by Equiniti, to be made available to UK shareholders. For telephone dealing call 08456 037 037 between 8.30 am and 4.30 pm Monday to Friday and for internet dealing, log on to www.shareview.co.uk/dealing. You will need your shareholder reference number shown on your share certificate.

Man Group website

Shareholders are encouraged to visit our website www.mangroupplc.com which contains key information on the Group including announcements, presentations, news and shareholder information, including the latest Man Group plc share price.

Alternatively, contact Investor Relations via email on investor@mangroupplc.com.

Multiple accounts on the shareholder register
If you have received two or more copies of this document, this means that there is more than one account in your name on the shareholder register. This may be caused by either your name or address appearing on each account in a slightly different way. For security reasons, the Registrars will not amalgamate the accounts without your written consent, so if you would like any multiple accounts combined into one account, please write to Equiniti at the address given above.

Unsolicited mail
The Company is obliged by law to make its share register publicly available and as a consequence some shareholders may receive unsolicited mail. If you wish to limit the amount of unsolicited mail you receive, contact: The Mailing Preference Service, FREEPOST 29 (LON.20771), London W1E 0ZT, England. Telephone: 0207 291 3310 or register on-line at www.mpsonline.org.uk. The Mailing Preference Service is an independent organisation which offers a free service to the public. Registering with them will stop most unsolicited consumer advertising material.

Auditors
PricewaterhouseCoopers LLP, Hays Galleria, 1 Hays Lane, London SE1 2RD, Tel: 0207 583 5000.

PLEASE NOTE: calls to 0871 numbers are charged at 8p per minute from a BT landline, other telephone providers' costs may vary.

The Man Group plc Charitable Trust

Man has committed donations of $10 million to charities this financial year, principally through the Man Group plc Charitable Trust.



SolarAid

SolarAid aims to combat two of the biggest threats to humanity – climate change and global poverty – by bringing clean, renewable power to the poorest people in the world. The Man Group plc Charitable Trust has committed to donate some $2 million to SolarAid over four years.



Merlin

The Man Group plc Charitable Trust has a long-standing history of support to Merlin, a specialist medical and humanitarian aid agency. We contributed towards emergency responses to the Myanmar (Burma) Cyclone Nargis disaster and to conflict affected populations in Georgia and South Ossetia.

The ANTHONY NOLAN *Trust*
Taking back lives from leukaemia

The Anthony Nolan Trust

The Anthony Nolan Trust was chosen by Man employees to be our Annual Charity for 2008/09. It is the only UK charity to provide life-saving donors for patients in need of bone marrow transplants. The Anthony Nolan Trust received a donation from the Man Group plc Charitable Trust, and has benefited from employee fundraising and volunteering activities.

Sponsorship

Man's sponsorship activities focus on literature and sport. We support a range of awards, charities and initiatives worldwide, including sponsorship of the Man Booker literary prizes.


THE WHITE TIGER
ARAVIND ADIGA
The Man Booker Prize 2008

Celebrating the 40th anniversary of the Booker and Man Booker Prize

The Booker Prize, now known as the Man Booker Prize, was established 40 years ago to encourage reading of the very best in fiction throughout the English speaking world. The Prize has transformed the fortunes of authors and publishers, and many of the winning novels have become classics.

Commenting on Man's sponsorship of the Man Booker Prize, Peter Clarke, Group Chief Executive of Man Group, said:

"Man's sponsorship of the Man Booker Prize is a central part of our effort to promote literature, and so encourage literacy and learning worldwide. Like all readers of Man Booker nominated fiction, we are inspired and entertained by the quality of writing evidenced by authors of the contemporary novel. At Man we continue to celebrate the works of the winners and nominees by maintaining a library of their books for all our employees to access."

This year's Man Booker Prize was awarded at a gala dinner held in the City of London on 14 October to first time novelist Aravind Adiga for The White Tiger.



A winner in Beijing

The Man Group plc Charitable Trust is the founding and major supporter of London Youth Rowing. We are thrilled to report that one of the athletes who benefits from our support – Tom Aggar – won a gold medal in the Men's Single Sculls final at the Paralympics in Beijing.



ROTTERDAM
Develop Benelux hub
+4.9%*
PFÄFFIKON
Expand Germany and Northern Europe institutional coverage
TOKYO
Build out sales and investor service teams
UBAI
oaden regional
verage
+15.3%*
HONG KONG
Expand presence and wider regional coverage in Taiwan, Korea, other emerging Asia
SINGAPORE
Expand institutional sales efforts in the region and manager sourcing
+7.9%*
SYDNEY
Develop institutional sales initiative
Office opened in 1990s
Office opened in 2000s
Office opened in 2008

marketing support and monitor distribution performance. We continue to increase headcount in local offices to build our depth of coverage. Key areas of focus this year are the Middle East, North America, Latin America, Europe, Japan, Hong Kong and Singapore.

Our institutional offering is based around RMF, a leading innovator in alternative investments with a long history of delivering consistent, medium-term capital growth and diversification to its clients. Over the past several years RMF has developed a modular hedge fund product platform that gives institutional investors access to a variety of product types differentiated by their particular style, strategy, manager or sector focus. This allows for the construction of bespoke portfolios designed to provide differing levels of diversification. The platform has the flexibility to offer structured solutions tailored to individual investor needs.

Global growth



TORONTO
Strengthen institutional team to supplement private investor teams where we are building our regional coverage
LONDON
Deepen global relationship coverage
DUBLIN
Focus on shareholder services
+6.8%*
CHICAGO
Build out US institutional sales
MIAMI
Establish office
NEW YORK
Build out New York institutional sales office; credit products through Ore Hill
NASSAU
Focus on investment management
+10.8%*
MONTEVIDEO
Develop offshore opportunities
Office opened in 1980s

Capgemini Merrill Lynch 2012 global high net worth growth forecast

- North America $16.3 trillion
- Europe $13.5 trillion
- Asia Pacific $13.9 trillion
- Latin America $10.3 trillion
- Middle East $3.4 trillion

* The map shows the forecast growth rate 2007–2012 (%)

Man's business is characterised by broad global reach, with 55% of our funds under management in Europe, 31% in Asia Pacific, 9% in the Americas and 5% in the Middle East.

We have long-standing local presence in established and emerging markets, with over 20% of our employees based in regional operating centres servicing investors and distributors or supporting the Core Investment Managers. Our regional offices are staffed predominantly by local people, such that investors and distributors can work with specialists who speak their language and understand the culture and nuances of doing business in each region. These specialists monitor fiscal, regulatory and secular trends in local markets first hand, and are able to adapt and expand our product line accordingly.

Our business is split approximately 60:40 between private investors and institutions.

Our offering to private investors is based around guaranteed and open-ended products, sold through a network of distributors and regional joint venture partners. We have 326 people dedicated to our private investor relationships. These local specialists manage our relationships with distribution partners, provide lead product management, education,

Man Group plc
Sugar Quay
Lower Thames Street
London EC3R 6DU
T: +44 (0)20 7144 1000
F: +44 (0)20 7144 1923
www.mangroupplc.com

END